January 19, 2005

Thomas J. Poletti
310.552.5045
Fax: 310.552.5001
tpoletti@klng.com

Via Edgar and Fed Ex

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington D.C. 20549
Attn: Peggy A. Fisher

Re:	Cyberkinetics Neurotechnology Systems, Inc.
Registration Statement on Form SB-2
File Number: 333-120973
Filed December 3, 2004

Dear Ms. Fisher:

On behalf of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) we hereby transmit for filing Amendment No. 1 to Form SB-2 filed January 19, 2005 (“Amendment No. 1”). We are also forwarding to you via overnight delivery courtesy copies of this letter and Amendment No. 1 (marked to show changes and additions from the Form SB-2 filed December 3, 2004 (the “SB-2”). We have been advised that changes in Amendment No. 1 from the SB-2, as submitted herewith in electronic format, have been tagged.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated December 29, 2004, in respect of the above-referenced filing. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 1.

General

     1. Further to our conversation, the Company has revised the section entitled “Plan of Distribution” to indicate that affiliates selling securities in the offering may be deemed statutory “underwriters.” However, as we discussed, we respectfully submit that the registration statement need not be revised to state a fixed price for shares offered by affiliates during the duration of the offering. The Staff has directed us to Item D. 29 of the Manual of Publicly Available Telephone Interpretations, which defines criteria whereby a secondary offering by certain selling shareholders should in fact be considered a primary offering by the issuer. For the reasons set forth below, we respectfully submit that the offering at hand does not constitute a primary offering by the Company.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

First, all of the shares offered for resale by the selling stockholders were purchased from the Company in the October 2004 private placement referenced in the SB-2 (the “Private Placement”). The terms of the Private Placement, including the grant of registration rights, were required to be approved by the unanimous vote of the Company’s disinterested board members- i.e., board members who did not participate in the Private Placement, nor had shares registered in connection with the resale registration statement in question.

A main factor in determining whether the offering is in fact a primary offering of the issuer is whether the Company sold to shareholders who in fact dictated the terms pursuant to which the Private Placement, including the registration rights granted in the transaction, were effected. As specified above, we note that the Private Placement could not have been effected without approval from disinterested board members. In fact, the terms upon which the affiliates were granted registration rights were identical to those granted to other investors in the transaction. Finally, as a condition to the Private Placement, all affiliates of the Company, including the selling stockholders at issue, were required to sign lock-up agreements covering all other shares held by them which were not sold in the Private Placement. In no way could this be considered an offering by the issuer when such substantial limitations were placed on the shareholders at issue.

Second, the substantial portion of the shares proposed to be offered for resale, approximately 75%, were purchased by new investors brought in by Rodman & Renshaw, LLC, the Company’s placement agent in the Private Placement. This was clearly not an instance where affiliates purchased a large portion of the offering with the express purpose of recognizing substantial benefits not afforded to other unaffiliated investors. Again, as set forth above, these affiliated investors could in no way independently dictate the terms of the Private Placement.

Third, no selling stockholder that may be deemed an affiliated entity of the issuer is proposing to sell a substantial or material portion of the Company’s outstanding shares or a substantial or material portion of their respective holdings in the Company.

•	Oxford Bioscience Partners and affiliated entities (collectively, “Oxford”). Oxford is proposing to offer up to 423,606 shares for resale, which represents only 2.7 percent of the Company’s outstanding common stock. Oxford holds an aggregate of 7,312,496 shares (including the 105,105 warrants issued in the Private Placement); however, all but the 423,606 shares offered for resale are restricted and therefore subject to the applicable holding period and volume limitations set forth under Rule 144 of the Securities Act of 1933, as such shares were obtained at the closing of the reverse merger transaction in October 2004. Additionally, the proposed resale shares represent only 5.8 percent of Oxford’s overall holdings in the Company.

•	Global Life Science Ventures and affiliated entities (collectively, “Global”). Global is proposing to offer up to 87,403 shares for resale, which represents less than 1.0 percent of the Company’s outstanding stock. Global holds an aggregate of 2,138,320 shares (including 34,320 warrants issued in the Private Placement); however, all but the 87,403 shares offered for resale are restricted and therefore subject to the applicable holding period and volume limitations set forth under Rule 144 of the Securities Act of 1933, as such

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

shares were obtained at the closing of the reverse merger transaction in October 2004. Additionally, the proposed resale shares represent only 4.0 percent of Global’s overall holdings in the Company.

•	GDH Partners, LP (“GDH”). GDH is proposing to offer up to 70,600 shares for resale, which represents less than 1.0% percent of the Company’s outstanding common stock. GDH holds an aggregate of 1,292,822 shares (including the 17,517 warrants issued in the Private Placement); however, all but the 70,600 shares offered for resale are restricted and therefore subject to the applicable holding period and volume limitations set forth under Rule 144 of the Securities Act of 1933, as such shares were obtained at the closing of the reverse merger transaction in October 2004. Additionally, the proposed resale shares represent only 5.5 percent of GDH’s overall holdings in the Company.

Additionally, each of the entities referenced above are long-term investors in the Company, as original investments in Cyberkinetics, Inc. date back to 2002, 2003 and 2002, respectively. These investors then exchanged those Cyberkinetics, Inc. shares for newly-issued Company shares in connection with the reverse merger transaction. These Company shares are subject to resale restrictions until at least October 2005. Therefore, the above-referenced entities are not seeking immediate resale for a large portion of their respective holdings in the Company.

Further, we respectfully submit that none of Oxford, Global or GDH is “in the business of underwriting securities.” These are entities that are engaged in the business of private long-term investments in companies as venture capitalists, not as underwriters.

Based on the above factors, we respectfully request that the registration statement should not be revised to state a fixed price for shares offered by affiliates during the duration of the offering.

Summary- Page 1

     2. Further to the request of the Staff, the reference to “development stage” has been included in this section.

     3. Further to the request of the Staff, clarification with respect to the Investigational Device Exemptions (“IDE”) has been added. Additionally, the language with respect to regulatory approval has been revised.

     4. Further to the request of the Staff, disclosure has been added with respect to the type of application that the Company expects to submit to the Food and Drug Administration (“FDA”). Additionally, we have expanded the discussion to include a timeline for FDA review of any subsequent application.

Risk Factors- Page 6

     5. Further to the request of the Staff, the last sentence of the second introductory paragraph has been deleted. Additionally, a cross-reference to “Special Note Regarding Forward-Looking Statements” has been added, as this section sets forth a discussion of material risks.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

     6. Further to the request of the Staff, certain of the risk factors have been revised. Those headings that previously set forth only a condition, fact or uncertainty have been revised to state a risk that results from such condition, fact or uncertainty.

Risks Related to Our Business- Page 6

     7. Further to the request of the Staff, the risk factor has been eliminated as it was substantially similar to the risk factor beginning “[f]ailure to develop products would have an adverse effect....” See also response number 8.

     8. Further to the request of the Staff, the second risk factor on page 6 has been eliminated. Further to comment number 7, we have quantified research and development expenses for the last two years in this risk factor.

     9. Further to the request of the Staff, this risk factor has been revised to identify existing alternatives to the Company’s proposed products.

Risks Related to Capital Structure- Page 13

     10. Further to the request of the Staff, this risk factor has been combined with the risk factor that was previously entitled as follows, “[b]roker-dealer requirements may affect trading and liquidity.”

Management’s Discussion and Analysis of Financial Condition- Page 19

     11. Further to the request of the Staff, the referenced language has been deleted.

Results of Operations- Page 23-25

     12. Further to the request of the Staff, we have quantified the significant factor that contributed to increased revenues during the comparable periods, namely sales of Bionic research product units sold. Additionally, we have provided additional details regarding research and development expenses in fiscal 2003 compared to fiscal 2002.

Liquidity and Capital Resources- Page 26

     13. Further to the request of the Staff, we have added additional details regarding cash flows from operations.

Business- Page 27

     14. Further to the request of the Staff, we have added a discussion regarding expenditures on research and development activities during the previous two fiscal years. Further, we have inserted additional information with respect to customers and availability of

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

materials. With these additions, we respectfully submit that we have complied with all applicable provisions of Item 101(b) of Regulation S-B.

Products- Page 27

     15. Further to the request of the Staff, information regarding Bionic products has been added, including disclosure regarding revenues generated from such products during the last two fiscal years.

     16. Further to the request of the Staff, the discussion has been expanded regarding the NeuroPort device.

     17. Further to the request of the Staff, we have revised the language in this section with respect to craniotomies.

     18. Further to the request of the Staff, clarification has been made with respect to the NeuroPort device design.

     19. Further to the request of the Staff, a summary of the BrainGate system contained in a December 7, 2004 press release has been included.

Market Opportunity- Page 29

     20. Further to the request of the Staff, the requested language regarding FDA approval has been included.

     21. Further to the request of the Staff, the disclosure has been expanded to indicate the material differences among the types of FDA approvals.

Competition- Page 29

     22. Further to the request of the Staff, we have identified Neural Signals, Inc. as a potential competitor.

Intellectual Property- Page 29

     23. Further to the request of the Staff, we have revised to state the duration of the patents and licenses.

     24. Further to the request of the Staff, the material terms of the license agreements have been included in the intellectual property discussion.

     Government Regulation- Page 29

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

     25. Further to the request of the Staff, a discussion has been included regarding the differences among the different types of FDA approval and the type of approval that the Company will seek with respect to the BrainGate system. Additionally, a discussion has been included regarding the estimated timing for approval from the FDA for any subsequent application.

     26. Further to the request of the Staff, disclosure has been added regarding the status of outstanding 510(k) applications.

     27. Further to the request of the Staff, disclosure has been added regarding post-approval surveillance by the FDA.

Clinical Trials- Page 30

     28. Further to the request of the Staff, disclosure has been added regarding IDE approval and an estimate of the timing of such approval.

Audit Committee- Page 34

     29. Further to the request of the Staff, disclosure under “Audit Committee” has been revised. We respectfully submit that the directors on the committee are not required to meet the “independence” standards set forth under Section 10A-3(m)(3)(B), as the Company is not listed on a “national securities exchange.” The Company’s common stock trades on the Over-the-Counter Bulletin Board, which is not required to enact independence standards with respect to audit committees.

     30. Further to the request of the Staff, we have named the “financial expert(s)” serving on the Audit Committee.

Beneficial Ownership- Page 38

     31. Further to the request of the Staff, we have identified the natural persons with investment and/or voting control over the entities identified in the beneficial ownership table.

Certain Relationships and Related Transactions- Page 43

November 2004 Private Placement- Page 43

     32. Further to the request of the Staff, the numbers disclosed in the bullet points have been corrected.

     33. Further to the request of the Staff, a discussion has been inserted regarding pre- reverse merger holdings in Cyberkinetics, Inc.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

     34. We respectfully submit that Bionic Technologies, Inc. was not affiliated with any current officers, directors or significant stockholders prior to the acquisition. Therefore, a discussion is not required.

Selling Stockholders- Page 46

     35. Further to the request of the Staff, we have revised the selling stockholder section to identify the natural persons with voting and/or investment control over the shares held by each entity.

     36. Further to the request of the Staff, we have identified whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We respectfully submit that only one of the selling stockholders (Rodman & Renshaw, LLC) must be identified as an “underwriter” with respect to the shares they are offering for resale.

Financial Statements

     37. We take your comment under advisement and will file updated financial statements as required under Item 310(g) of Regulation S-B.

     38. Further to the request of the Staff, an updated accountant’s consent has been filed with Amendment No. 1.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Basis of Presentation- Page F-8

     39. Further to the request of the Staff, we provide the following supplemental details with respect to the applications that the Company’s products are used for by its customers:

     The various applications include basic scientific studies of the brain in awake animals. The product converts brain electrical activity into digital signals that can be analyzed using a computer. Researchers using the product can correlate the actions of the animal to the events in the brain. In addition, the micro-electrode array and data acquisition system can be used to investigate the response of brain tissue that has been stimulated chemically and/or electrically.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition- Page F-13

     40. Further to the request of the Staff, we provide the following supplemental information regarding product sales and revenue recognition:

     With respect to product sales, the Company’s sales arrangements do not require customer acceptance nor does it provide contractual rights of return. In practice, the Company has not experienced or

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

granted rights of return. In addition, the terms of its sales are such that the Company does not have any continuing obligations after delivery.

     The Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred, the price is fixed or determinable and ability to collect is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which occurs at the time of shipment. Terms for all customers are FOB shipping. The product operates “out of the box,” in other words, without any custom configuration or installation. A purchase order is received from the customer requesting the product and such customer commits to the sales price. A sales order confirmation is sent to the customer prior to shipment of the product confirming the product specifications, delivery date and price. Following shipment, there are no customer acceptance requirements or installation obligations or continuing service requirements incumbent on the Company. A customer purchase order and company-issued invoice provides evidence of the arrangement between the two parties.

     The Company notes the issuance on November 30, 2004 by the Staff of the SEC’s Division of Corporate Finance of “Current Accounting and Disclosure Issues in the Division of Corporate Finance.” In recognition of the Staff’s views therein regarding revenue recognition disclosures, the Company will enhance its revenue recognition disclosures in future filings in accordance with the Staff’s comments herein and its November 30, 2004 publication.

     41. Further to the request of the Staff, we provide the following supplemental information regarding audits of the Company’s grants and potential adjustments to the amount of grant revenue recorded:

          To date, the Company has not incurred any adjustments to grant revenues or funds received resulting from audits performed nor has it had any disputes with respect to such audits.

          Certain components of the Company’s planned research and development of its advanced-stage neurological products are, from time to time, eligible for Small Business Innovation Research (“SBIR”) grant funds. Consequently, the Company will apply for such grants as a means to help fund its planned research and development. Irrespective of whether or not grants exist or are received, these research and development activities are necessary for the Company to carry out in order to develop its advanced-stage neurological products and, thus, the Company would perform this research and development even if grant monies were not available. The Company recognizes revenues from research grants as eligible costs are incurred as that is the basis on which the grant arrangement allows for payments to be made to the Company under the grant. Should the Company expend less than provided in the grant arrangement, the Company would only be eligible to receive payments equal to its expenditures. If it spends in excess of the grant arrangement, the Company would not receive payment for such excess. Eligible costs typically include direct labor costs, other direct costs as outlined in the grant, such as lab materials and supplies and consulting costs, and an overhead allocation as specifically defined by the grant. The Company considered the guidance in EITF 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent” in making its determination to

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

record the grant revenue on a gross or net basis. More specifically, as noted above, the aspects of the Company’s research and development activities that are funded, in whole or in part, by such grants are part of its overall research and development efforts and would have been undertaken by the Company whether or not it obtained grant funding. Consequently, the Company is the primary obligor in any and all purchases of materials or services needed by it to perform its research and development. The Company determines what to purchase, from whom and negotiates the related pricing. The Company’s vendors contract and interface with it and have no contractual or other relationship with the grantor, nor would they even be aware that the grant exists. On this basis, the Company believes gross revenue reporting is appropriate and it also believes that this accounting is consistent with generally accepted practice in these circumstances. In addition, the Company believes that netting the grant monies against its research and development costs would not provide to its financial statement users a true picture of the Company’s costs. Finally, the Company does not perform contract research and development for others.

          The Company will expand disclosure of its revenue recognition policy with respect to grants in future filings with the SEC.

Segment Reporting- Page F-18

     42. Further to the request of the Staff, we provide the following supplemental information regarding segment reporting:

          The Company operates in one business segment, the development and marketing of advanced-stage neurological products. The Company’s primary focus is the development of systems comprised of implantable medical devices, external signal processing hardware, and software for human use that will be designed to detect and interpret brain activity in real time. The Company’s acquisition of Bionic Technologies, LLC (“Bionic”) provided two components of the system currently in development, being the implantable sensor and external signal processing equipment. At the time of the acquisition, a version of these components was being marketed for use in research in living animals. The Company has focused its strategy on the application of its technology in clinical (human) use. The limited products that are sold to research customers can provide information useful in the development of improved versions of the implant and external processing hardware suitable for use in humans.

          The development, engineering, testing and manufacturing of these neural recording arrays and data acquisition systems are performed by the same organization- there is no delineation of research and development costs. The organizational structure and management reporting do not support the review of the Company in two business segments. The Company does not produce or review discrete financial information or operating results for the activities associated with manufacturing and selling these products to research customers. Currently, the Board and the Chief Executive Officer, the chief operating decision maker, review the operating results and budget for the Company as one business segment.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

Note 3. Acquisition- Page F-19

     43. Further to the request of the Staff, we have eliminated the reference to the “independent third-party valuation specialist” and have indicated the factors that management considered and the assumptions they used in determining values related to the acquisition. Further, we provide the following supplemental details regarding key factors and assumptions used in the valuation performed for the Bionic acquisition:

•	Global economic conditions and industry conditions.

•	The financial performance of Bionic prior to acquisition.

•	The key assumptions include:

a.	Discount rate of 45%. The discount rate is based on studies of the rates of returns required by venture capital investors at various stages of an entities development.

b.	Budgeted revenues, expenses and cash flows of the Company projected through 2009.

c.	The terminal value — at the end of the forecast period the Company assumed growth slows to a sustainable long term rate of 5% beginning in 2015.

Note 5. Property and Equipment- Page F-21

     44. Further to the request of the Staff, we provide the following supplemental details regarding the nature of construction in process:

          The Company’s construction in progress account as of December 31, 2003 consists of third-party costs incurred as of such date for the construction of equipment used in its manufacturing process for products used in both research and development and for resale. The equipment is a Physical Vapor Deposition System that is used to coat the tips of the implant with materials that enables the electrodes to record brain electrical activity. Specifically, platinum and titanium-tungsten alloy is added onto the tips of the electrode arrays using this machine. This is a very specialized piece of equipment that was custom made for the Company. Construction in progress as of December 31, 2003 represents progress payments made to a single vendor contracted to build this equipment. The equipment was completed and placed in service in April 2004 at total cost of $285,954. At that time, the cost of the equipment was reclassified to machinery and equipment and is being depreciated over its useful life of five years. The depreciation is allocated to both research and development and cost of goods sold.

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

Note 11. Stockholders’ Deficit- Pages F-28 and F-29; Recent Sales of Unregistered Securities- Page II-1

     45. Further to the request of the Staff, we provide the following supplemental details regarding stock option grants and warrant issuances in 2003:

          The Company’s 2002 Equity Incentive Plan allows for the grant of incentive stock options, nonqualified options and other restricted stock awards. Any options that are not issued at fair market value of the underlying common stock on the date of grant are deemed non-qualified stock options.

           As outlined on F-15, the Company accounts for stock options awards to employees and elected directors (for their services in such role) under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). Accordingly, compensation expense is recorded for all options issued to employees and elected directors below fair market value on the date of grant. These options vest over four years and do not have performance criteria. Compensation expense is recorded on a straight line basis over the vesting period. Stock options issued to non employees are accounted for under Financial Statements Standards Board Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Expense attribution is based on Financial Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (FIN 28). However, in 2003 and year-to-date 2004, the Company has expensed non-employee compensation on a straight-line basis, which was not materially different than the FIN 28 amount (please refer to calculations and amounts below)

         Below is a summary of the terms of the 2,808,415 stock options granted in 2003.

          (1) Total of 1,854,000 options to employees and elected directors of the Company.

Grant Date	Optionee	# of options	Exercise Price
Q103(Jan 2003)	Employee	900,000	$0.01
Q103(Mar 2003)	Employees	123,000	$0.10
Q203	Employees	351,000	$0.10
Q303	Employees	190,000	$0.10
Q404	Employees	290,000	$0.10

		1,854,000

•	For accounting purposes, the market value of the underlying common stock was determined to be $0.15 for all option grants in 2003, as discussed below.

•	Employee and director options granted have a vesting term of four years. There are no performance criteria on these options.

•	Compensation expense was recorded for the difference between the

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

estimated market value of $0.15 per common share and the exercise prices of $.01 and $0.10, the intrinsic value, and is being recognized on a straight line basis over the vesting period of the options.

•	The total intrinsic fair value of the employee stock options granted in 2003 totaled $174,725.

•	Compensation expense recorded in 2003 for the above employee stock options was $36,991.

          (2) Total of 954,415 to non-employees of the Company.

Grant Date	Optionee	# of options	Exercise Price
Q103	Consultants	23,500	$0.10
Q303	Founders	930,915	$0.10

		954,415

•	An expense is recorded for options issued to non-employees as determined using the fair value method. An expense is recorded for the fair market value of the non-employee stock options calculated based on the Black Scholes Valuation method. The expense was recorded on a straight line basis over the vesting period of the options, since the difference between the straight line basis expense and that per FIN 28 was immaterial in 2003, (totaling $43,182, less than 1% of total operating expenses and total assets). This amount does not impact trends.

•	The consultants vesting periods range from immediate (5,000 options) to vest over one year (18,500 options). None of the consultant options contain performance criteria. The founder options vest 25% on date of grant and the remainder ratably over four years.

•	All of the unvested non-employee options qualify for variable accounting in accordance with SFAS 123 and are remeasured at each reporting period, based on the fair market value of the stock on that date.

•	The total initial fair value of the non-employee stock options granted in 2003 was $117,022. As there was no change in the market value of the stock during 2003, the remeasurement did not result in a change in the fair value.

•	Compensation expense recognized in 2003 for the non-employee stock options was $9,658.

Below is a summary of the terms of the stock options granted in the year ended 2004 and the period through the date of this response, being January 19, 2005:

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

          (1) Total of 449,575 options to employees and elected directors of the Company.

Grant Date	Optionee	# of Shares	Exercise Price
Q104	Employees	35,000	$0.10
Q104	Employees	60,000	$0.50
Q204	Employees	67,375	$0.50
Q304	Employees	128,400	$0.50
Q404	Employees	70,800	$4.89
Q404	Director	20,000	$4.89
Q404	Employees	48,000	$4.50
Q105	Director	20,000	$4.30

		449,575

•	Estimated market value of the stock was determined to be $0.15 per share through March 13, 2004. From March 14, 2004 through October 15, 2004, the estimated market value was determined to be $0.50 per share.

•	Subsequent to October 15, 2004, (the date on which our common stock began to trade following the merger with Trafalgar Ventures Inc.), the fair market value of the stock was determined based on the closing price of the common stock, as reported on the Over-the-Counter Bulletin Board.

•	Employee and director options have a vesting term of four years. There are no performance criteria on these options.

•	An expense was recorded for the 35,000 options granted in the first quarter of 2004 for the difference between the estimated market value $0.15 and the exercise price of $0.10 , the intrinsic value, totaling $1,750, which is being recognized on a straight line basis over the vesting period of the options.

•	All other options issued after March 13, 2004 were issued at the estimated market value at the date of grant and accordingly, no compensation expense was recorded for these options.

•	Compensation expense recorded through September 30, 2004 for all employee and Director stock options was $42,065. This includes $41,395 and $670 related to employee stock options grants in 2003 and 2004, respectively.

          (2) Total of 162,500 options to non-employees of the Company.

Grant Date	Optionee	# of Shares	Exercise Price
Q104	Consultants	10,000	$0.10
Q204	Founders	137,500	$0.50
Q304	Consultants	15,000	$0.50

		162,500

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

•	The options issued to non-employees were accounted for using the fair value method as required under SFAS 123. The fair value of the non-employee stock options was calculated based on the Black Scholes valuation method. The expense was being recorded on a straight line basis over the vesting period of the options as the Company has determined the difference between the straight line expense and that which would have been recorded under the guidance of FIN 28 was immaterial for the nine-month period ended September 30, 2004 (totaling $47,404, 1.6% of total operating expenses and less than 1% of total assets). This amount will not impact trends. From October 1, 2004, the Company will recognize the expense in accordance with FIN 28.

•	The consultants vesting periods range from one year (10,000 options) to over two years (15,000 options). None of the consultant options contain performance criteria. The founder options vest ratably over a period of 40 months.

•	All of the non-employee options qualify for variable accounting in accordance with SFAS 123 and are remeasured at each reporting period, based on the fair market value of the stock on that date.

•	The total fair value of the non-employee stock options granted in 2004 to consultants and Founders totaled $5,059 and $63,636 at the date of grant, respectively.

•	Compensation expense related to non employee stock options for the nine months ended September 30, 2004 totaled $113,602. This includes $106,550 and $7,052 related to 2003 and 2004 non-employee stock option grants, respectively.

Determination of Fair Market Value of Common Stock

          The following discussion explains the basis for management’s estimates of the market value of its common stock for the period during which the Company was privately held—that being the period from the Company’s inception in 2002 until the closing of the merger with Trafalger Ventures Inc. It should be noted that during the period that the Company was privately held, the Company had no sales of its common stock to any outside parties or otherwise that would provide an objective valuation of such shares. Prior to the valuation of the Company’s common stock in connection with its acquisition of Bionic in August 2002 and thereafter, the Company’s Board of Directors estimated the market value of the common stock based on its business judgment and knowledge of the valuation of similar companies given its financing and business valuation expertise as venture capitalists and business executives. As stated in greater detail below, for purposes of accounting for the Bionic acquisition, the Company estimated the value of its common stock with the assistance of a third party valuation specialist. This valuation served as the basis for the valuation of the Company’s common stock from the date of the Bionic acquisition until the stock began to trade in October 2004. (See also also response 43).

          On August 13, 2002, the Company acquired Bionic in exchange for shares of the Company’s common stock. In 2004, the Company engaged an independent third party to assist it in determining the estimated market value of the Company for purposes of obtaining a valuation for the Bionic

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

acquisition. The valuation was performed using a discounted cash flow analysis (refer also to response number 43). The valuation of the common stock was retrospectively determined to be $0.15 at the time of the acquisition. In accordance with Staff Accounting Bulletin No. 98, this value was applied for accounting purposes to all option grants from August 2002 to March 2004. At the same time, the Company raised $5,000,000 by selling preferred stock at a price of $1.00 per share. The preferred stock had significant rights and preferences, which, when taking these preferences into account combined with the early stage of the business, further supported the $0.15 estimate of the market value of the common stock relative to the $1.00 paid for the preferred stock in an arms-length transaction. The Board considered these preferences as a significant factor in determining the value of the common stock.

          Subsequent to the Bionic acquisition and throughout 2003, the Company was primarily engaged in the development of its BrainGate System with the goal of receiving approval of the IDE. On June 30, 2003, the Company completed an additional round of preferred stock financing at $1.00 per share - which was the same price per share of preferred stock as the round of preferred stock issued in August 2002 (this stock had rights and privileges similar to that issued in August 2002). This round was co-led by a significant new external investor who had not participated in the 2002 preferred stock financing. New investors acquired more than 50% of the shares sold in this round, which strongly suggested that the valuation of the Company had not changed significantly from its value at August 2002—hence, it was reasonable for the Company to continue to consider $0.15 per share to be a reasonable estimate of the value of its common stock at that time. Since the value and terms of the preferred stock had not changed and there were no other third party arms length transactions involving either the Company’s common or preferred stock nor did he Company experience any other significant business event or major milestones during 2003, the Board determined that $0.15 continued to be a reasonable estimate of the value of the Company’s common stock in the absence of evidence to the contrary.

          In March, 2004, the Company achieved its first significant clinical milestone, that being the receipt of an Investigational Device Exemption (“IDE”) approval from the FDA to conduct a pilot clinical trial of its BrainGate System. The Board believed this was a major milestone and assessed the impact of this event on the value of the Company. Although there was no financing at this time, the Board considered that a preferred stock financing would likely occur at a premium to past financings. The Board considered the IDE acceptance to be a significant value increasing event. As a result, the Board concluded that the value of the Company’s stock had increased to $0.50 per share, a fivefold increase in the value.

          Beginning in April 2004, the Company began to execute on a financing strategy to provide the Company with additional funding to develop and expand the development of the BrainGate System. The Company completed the following steps:

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

•	In April 2004, the Company engaged First Albany Capital to assist in raising a round of private equity financing of approximately $8,000,000 in combination with a potential reverse merger with a publicly held shell company, which had not been identified at that time. During the summer of 2004 there were limited discussions with investors to participate in a private equity financing, which the Company had hoped to price be priced in the range of $1.20-$1.80 per common share assuming that these shares would be registered in a short period of time. The Company was unable to obtain any commitments to complete the financing on these terms.

•	On July 30, 2004 Trafalagar Ventures Inc. filed a Schedule 14C disclosing it had entered into an Agreement and Plan of Merger with Cyberkinetics, Inc. The Schedule 14C also discussed Cyberkinetics’ intention to concurrently seek commitments for a private financing of approximately $8,000,000.

•	During August and September 2004, the Company continued to meet with potential investors, but was still unable to secure financing.

          At September 30, 2004, the Board concluded the fair market value of the common stock remained at $0.50. The Board considered the following in evaluating the market value of the stock in the absence of any transactions with unrelated parties:

•	Financial condition of the Company —

•	A decreasing cash balance of $1,629,000 at September 30, 2004.

•	An increasing shareholders deficit — totaling $9,953,000 at September 30, 2004.

•	Working capital of $645,000 as of September 30, 2004.

•	Inability to secure private financing in conjunction with the reverse merger on any terms.

•	The possibility that the planned reverse merger would not be completed because the company was unable to raise private financing.

•	Given the uncertainty regarding the private financing and the reverse merger, there was significant uncertainty as to whether the preferred stock would convert to common shares in conjunction with the potential merger as well as whether such conversion would be accompanied by redemption of the preferred stock dividend, which would have resulted in further dilution of the common shareholders. Although the preferred shareholders had agreed to convert into common if $8.0 million was raised, given that this appeared unlikely it was not clear that the preferred shareholders would agree to convert if less was raised or if no capital was raised.

          The following events occurred after September 30, 2004, that gave rise to an increase in market value of the Company’s common stock:

•	On October 3, 2004, the Board voted to move forward with the reverse merger in the absence of closing on the private financing.

•	In October 2004, the Company terminated the engagement of First Albany and engaged Rodman & Renshaw, LLC as Placement Agent to lead the effort on raising funds.

•	The Company completed the reverse merger with Trafalgar Ventures, Inc. on October 7,

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

2004. The first trade of the Company’s stock on the Over-the-Counter Bulletin Board did not occur until October 15, 2004 and opened trading at $2.50. The average daily trading volume was low over the first week of trading. From October 15, 2004 through October 25, 2004 the average daily trading volume was approximately 25,000 shares.

•	In late October 2004 the initial results of the first participant in the BrainGate trial were reviewed informally by outside scientists and were judged to be highly successful.

•	On October 25, 2004 the Company released publically the preliminary results of the study of BrainGate, which was presented at the annual meeting of the Society for Neuroscience in San Diego, California.

•	On November 4, 2004, the Company completed a private financing with gross proceeds of $6,000,000 at a price of $3.00 per share (excluding exercise of issued warrants).

Warrants

     In October 2003, the Company entered into a loan and security agreement with GE Capital that allows for the Company to borrow up to $1,000,000 to finance the purchase of equipment, hardware, leasehold improvements and software in the form of a capital lease. In connection with the Agreement, the Company issued GE Capital 20,000 warrants to purchase Series A Preferred Stock. At the closing of the merger with Trafalgar such warrant converted to a warrant to purchase 20,000 shares of common stock. The warrants are exercisable immediately at the option of the holder at $1.00 per share and expire ten years from the date of issuance.

     In accordance with FAS 123, as amended by FAS 148, and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” the Company has determined that the measurement date is the date the warrants were issued and the fair value of the warrants was charged to interest expense over the 42-month term of the Agreement. The fair value was determined using the Black-Scholes option-pricing model. The assumptions used in the Black Scholes calculation are the same as the warrants discussed in response number 46. The fair value of the warrants was determined to be $10,506 under the model. Interest expense related to the warrants totaled $7,093 in 2003 and $4,413 for the nine months ended 2004.

     For a discussion of all other warrants issued by the Company see response number 46.

Note 12. Licensing Arrangements- Page F-31

     46. Further to the request of the Staff, we provide the following supplemental details regarding the valuation and accounting for stock, stock options or warrants issued in connection with the licensing or other collaborative arrangements discussed in Note 12:

          In August 2002, the Company issued 43,600 and 10,900 shares of common stock to Brown University Research Foundation (“BURF”) and to the Massachusetts Institute of Technology (“MIT”), respectively, and warrants to purchase up to 48,430 shares of common stock to BURF, at a price of $0.10 per share, as partial consideration for an exclusive, royalty-bearing license, including right to grant sublicenses, of Brown University’s and MIT’s collaborative licensed technology pertaining to neural signal decoding. The common stock was recorded using a fair value of $0.15 per share. The Company considered the guidance in APB 29, Accounting for Non-Monetary Transactions, in determining the fair value of the common stock issued to BURF and MIT. More specifically, the Company determined that using the market value of the common stock on the date the shares were issued was a better measure of the value of the transaction rather than using the value of the license agreement which was not as reliably determinable. Refer to the Company’s response to comment #45 above for details on the valuation of common stock as of August 2002. The aggregate fair value of the common stock issued to BURF and MIT was $8,175, and was expensed to research and development in 2002. The warrants vest upon the occurrence of four certain vesting events, none of which have occurred as of December 31, 2004. The Company originally determined the fair value of the warrant to be $4,964 using the Black-Scholes method and recorded this amount as research and development expense in 2002. However, based on a subsequent review of transaction and related accounting, the Company determined that this accounting treatment was incorrect. As this amount is not material to the Company’s financial statements in their entirety or to research and development expense individually, the Company did not adjust the amount previously recorded. The future accounting for these warrants is as follows:

In accordance with FAS 123, as amended by FAS 148, and EITF Issue No. 96-18, “ Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, the Company has determined that the measurement date is the date at which vesting occurs. A significant disincentive for nonperformance does not exist and thus there is no performance commitment. A “vesting event” occurs when the Company elects to exercise its option to acquire an exclusive license to an Additional Invention, as defined in the license agreement, and such additional license is licensed to the Company in accordance with the license agreement. The warrant will vest 25% for the first vesting event, 25% for the second vesting event, 25% for the third vesting event, and 25% for the fourth vesting event. Based on this vesting schedule, the amount of shares that will eventually vest, if any, is uncertain at the time of grant. In accordance with guidance noted above, the Company will use the lowest aggregate amount within a range of potential values for measurement and recognition purposes. Such amount is currently zero. The Company

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

performs a quarterly evaluation of whether Additional Inventions exist that it may be interested in acquiring an exclusive license. If strong evidence exists that the Company will elect to acquire an exclusive license to an Additional Invention, the Company will determine the fair value of the first 25% of the warrants, or more as appropriate, using the Black-Shares option-pricing model. The Company will record the fair value of the warrants to research and development expense when the warrants vest.

          In January 2003, the Company issued warrants to purchase 33,189 shares of common stock to the University of Utah Research Foundation (“UURF”), for an exercise price of $0.0150954 per share, in partial consideration for an exclusive, royalty-bearing license, including right to grant sublicenses for UURF’s proprietary technology pertaining to neural signal amplification and electrode arrays. The fair value of the warrants were determined using the Black-Scholes method based on expected lives of the warrants of five years, a risk-free interest rate of 3.33%, volatility of 70% and no expected dividends. The market value of the common stock used in this fair value calculation was $0.15 per share. Refer to the Company’s response to comment number 45 above for details on the valuation of common stock as of January 2003. The fair value of the warrants was determined to be $4,554. The warrants were fully exercisable upon execution of the agreement and accordingly, the full fair value of $4,554 was recorded immediately to research and development expense.

          In August 2002, the Company entered into an agreement with Emory University (“Emory”) for an exclusive, sublicenseable, royalty-bearing license for Emory’s technology pertaining to the control of external devices by nervous system signals. The Company issued 40,000 shares of common stock in partial consideration related to the license. The common stock was recorded using a fair value of $0.15 per share. The Company considered the guidance in APB 29, Accounting for Non-Monetary Transactions, in determining the fair value of the common stock issued to Emory. More specifically, the Company determined that using the market value of the common stock on the date the shares were issued was a better measure of the value of the transaction rather than using the value of the license agreement which was not as reliably determinable. Refer to the Company’s response to number 45 above for details on the valuation of common stock as of August 2002. The aggregate fair value of the common stock issued to Emory was $6,000, and was expensed to research and development in 2002.

Exhibit 5.1

     47. Further to the request of the Staff, we have deleted the referenced statement.

     48. We take the Staff’s comment under advisement with respect to the Company’s request for confidential treatment on certain of its filed exhibits.

Form 10-QSB for period ended September 30, 2004

     Controls and Procedures- Page 19

Securities and Exchange Commission
Division of Corporation Finance
January 19, 2005

     49. Further to the request of the Staff, the Company will file an amendment to the 10-QSB by no later than January 31, 2005.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Kristy Palmquist at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Kimi Iguchi, VP Finance, Cyberkinetics Neurotechnology Systems, Inc.